Management's Discussion and Analysis
of Financial Condition and Results of Operations
Ocean Energy, Inc. 2000 Annual Report

Ocean Energy is one of the largest U.S. independent oil and gas exploration and production companies, formed by the March 30, 1999 merger of Ocean Energy, Inc. and Seagull Energy Corporation (the "Seagull Merger"). The merger was treated for accounting purposes as an acquisition of Seagull by Ocean in a purchase transaction. As such, the financial results presented here are those of Ocean Energy, Inc. on a stand-alone basis for 1998 and the first quarter of 1999 and of the combined company thereafter.

The Company's accompanying Consolidated Financial Statements contain detailed information that should be referred to in conjunction with the following discussion.

RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

Buoyed by rising commodity prices, the Company achieved its best financial performance ever in 2000, with operating profit before impairments for 2000 of $477 million, almost three times that of 1999. Ocean was able to take advantage of one of the highest commodity environments for energy in recent years and reduce outstanding debt and fund capital expenditures with cash flow. The debt reduction helped bring about a $31 million decrease in interest expense from 1999's $106 million. Improved commodity prices and lower interest expense combined to produce record net income of $213 million or $1.22 per diluted share for 2000.

With the Seagull Merger, the Company gained new operations in Egypt, Russia and Indonesia and expanded its operations in the U.S. and Côte d'Ivoire. These expanded operations combined with the recovery of world crude oil and natural gas prices during 1999 resulted in an increase in total operating profit before impairments of $155 million for the year ended December 31, 1999 as compared to 1998.

OIL AND GAS OPERATIONS

	Year Ended December 31,		
(Amounts in Thousands)	**2000**	1999	1998
Oil and gas operations:			
Revenues:			
Natural gas	$ **526,417**	$343,788	$ 234,936
Oil and NGLs	**547,137**	413,777	300,935
	1,073,554	757,565	535,871
Operating expenses	**256,882**	239,028	198,797
Depreciation, depletion and amortization	**304,976**	309,699	288,164
Impairment of oil and gas properties	**20,066**	46,403	539,915
Operating profit (loss)	**491,630**	162,435	(491,005)
Corporate	**(35,070)**	(29,689)	(24,950)
Total operating profit (loss)	$ **456,560**	$132,746	$(515,955)

Revenues—Ocean operates in highly competitive markets where energy prices fluctuate significantly. As oil and gas prices fluctuate, so do the Company's revenues, results of operations and cash flows. Oil prices declined steadily throughout 1998 and the first quarter of 1999, with oil prices reaching multi-year lows in some markets. Natural gas prices, despite temporary increases, also decreased over this time frame. Beginning in the second quarter of 1999 and continuing through 2000, oil and gas prices have increased dramatically.

Natural gas revenues increased $182 million, or 53%, to $526 million for the year ended December 31, 2000, from $344 million for the year ended December 31, 1999. This increase is due to continued high average natural gas prices. The average realized price for natural gas before hedging activities increased 74% to $3.85 per Mcf for 2000 as compared to $2.21 for 1999. Daily natural gas production for 2000 was 407 MMcf, a decrease of 4% from 1999 volumes due primarily to property sales.

Natural gas revenues increased $109 million, or 46%, to $344 million for the year ended December 31, 1999, from $235 million for the year ended December 31, 1998. This increase is primarily due to production from properties acquired in the Seagull Merger and to higher average gas prices realized during the period. Daily natural gas production for 1999 was 423 MMcf, an increase of 32% over 1998 volumes due primarily to the acquisition of producing properties in the Seagull Merger, partially offset by the sale of the Canadian subsidiary. The average realized price for natural gas before hedging activities increased 11% to $2.21 per Mcf for 1999 as compared to $2.00 for 1998.

Oil revenues increased $133 million, or 32%, to $547 million for the year ended December 31, 2000, from $414 million for 1999. This increase is the result of higher crude oil prices. The average realized price for oil before hedging activities increased 47% to $25.51 during 2000 compared to $17.38 for 1999. Daily oil production decreased 9% to 67,627 Bbl in 2000 as compared to 73,933 Bbl for 1999 primarily due to property sales.

Oil revenues increased $113 million, or 38%, to $414 million for the year ended December 31, 1999, from $301 million for 1998. This increase is the result of production from properties acquired in the Seagull Merger and an increase in the average realized oil price during 1999. The average realized price for oil before hedging activities increased 43% to $17.38 for 1999 compared to $12.16 for 1998. Daily oil production increased 19% to 73,933 Bbl in 1999 as compared to 62,269 Bbl for 1998.

OPERATING DATA[1]

	Year Ended December 31,		
	2000	1999	1998
Net Daily Natural Gas Production (MMcf):			
Domestic	**374**	376	272
Côte d'Ivoire	**23**	30	21
Other International	**10**	17	28
Total	**407**	423	321
Average Natural Gas Prices ($ per Mcf):			
Domestic	**$ 3.95**	$ 2.26	$ 2.09
Côte d'Ivoire	**$ 2.28**	$ 1.68	$ 1.64
Other International	**$ 3.86**	$ 1.89	$ 1.37
Weighted Average	**$ 3.85**	$ 2.21	$ 2.00
Average Natural Gas Prices Including Hedging Activities ($ per Mcf)	**$ 3.54**	$ 2.23	$ 2.00
Net Daily Oil and NGL Production (Bbl):			
Domestic	**27,254**	37,076	40,165
Equatorial Guinea	**22,798**	20,062	17,910
Côte d'Ivoire	**3,849**	4,835	2,960
Egypt	**8,820**	8,217	—
Other International	**4,906**	3,743	1,234
Total	**67,627**	73,933	62,269
Average Oil and NGL Prices ($ per Bbl):			
Domestic	**$25.85**	$17.06	$12.51
Equatorial Guinea	**$26.06**	$17.91	$11.35
Côte d'Ivoire	**$24.15**	$18.24	$12.56
Egypt	**$26.61**	$19.32	$ —
Other International	**$20.14**	$12.32	$11.78
Weighted Average	**$25.51**	$17.38	$12.16
Average Oil and NGL Prices Including Hedging Activities ($ per Bbl)	**$22.11**	$15.33	$13.24

(1) All price information excludes the results of hedging activities, unless otherwise stated.

Total production for 2000 was 50 MMBOE. Average daily production for the full year was 407 MMcf of gas and 67,627 Bbls of oil, or 135,388 BOE per day. Average daily production has been increasing for the past two quarters with average daily production for the fourth quarter of 2000 reaching 418 MMcf of gas and 69,830 Bbl of oil, or 139,439 BOE per day.

During 1999 and the first quarter of 2000, the Company sold various non-core oil and gas assets as part of its debt reduction program as follows:

Asset	Date of Sale	Oil and NGL (Bbl)	Gas (Mcf)
		Net Daily Production Year Ended December 31, 1999	
Canadian subsidiary	April 1999	351	10,455
Arkoma Basin assets (acquired primarily in Seagull Merger)	August 1999	—	33,730
Gulf of Mexico assets	August 1999	1,751	4,550
East Bay assets	March 2000	7,954	20,366
Total reduction in daily production associated with property sales		10,056	69,101

Reclassification of Transportation Expense—The Company has reclassified all periods to reflect transportation expenses incurred as operating expenses, instead of as a deduction from revenues as previously recorded. While this reclassification had no effect on net income, it did increase revenues and operating expenses by $24 million, $22 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Operating Expenses—Operating expenses per BOE increased 14% to $5.18 per BOE for the year ended December 31, 2000, compared to $4.54 per BOE in 1999. Total operating expenses increased $18 million, or 8%, to $257 million for the year ended December 31, 2000 from $239 million for 1999. Substantially all of the increase per BOE is attributable to increases in production taxes, resulting from higher realized oil and gas prices.

Operating expenses per BOE decreased 3% to $4.54 per BOE for the year ended December 31, 1999, compared to $4.70 per BOE in 1998. Total operating expenses increased $40 million, or 20%, to $239 million for the year ended December 31, 1999 from $199 million for 1998. This increase primarily resulted from a 25% increase in production volumes from the acquisition of additional producing properties in the Seagull Merger and from increased production from existing properties.

Depreciation, Depletion and Amortization Expense—Total depreciation, depletion and amortization ("DD&A") expense for oil and gas operations decreased $5 million to $305 million for the year ended December 31, 2000 from $310 million for 1999 primarily due to decreased production. DD&A expense per BOE related to oil and gas operations rose 5% to $6.15 per BOE for the year ended December 31, 2000 from $5.88 per BOE for 1999 primarily due to the effects of property sales, the mix of production, and increasing estimated future development costs.

Total DD&A for oil and gas operations increased 8% to $310 million for the year ended December 31, 1999 compared to $288 million for 1998 primarily due to the increase in production. DD&A expense per BOE related to oil and gas operations decreased $0.94, or 14%, to $5.88 per BOE for the year ended December 31, 1999, from $6.82 per BOE for 1998. This variance is primarily attributable to the effect of the impairments of oil and gas properties recognized by the Company in 1998.

Impairment of Oil and Gas Properties—During the fourth quarter of 2000 the Company recognized an impairment in the amount of $20 million ($13 million, after tax) related to the discontinuance of operations in the Republic of Yemen. During 1999, the Company recorded impairments of oil and gas properties of $46 million related primarily to the sale of the Canadian subsidiary and to the discontinuance of operations in Bangladesh and other international locations. During 1998, the Company recognized impairments of oil and gas properties in the amount of $540 million pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties. The 1998 impairments were the result of the precipitous decline in world crude oil prices experienced during the second and fourth quarters of 1998. The Company had no such ceiling limitations in 2000 or 1999.

CORPORATE

Corporate expenditures are comprised of general and administrative expenses and DD&A expense for non-oil and gas assets.

General and Administrative Expenses—General and administrative expenses increased $7 million or 32% to $29 million for the year ended December 31, 2000 compared to $22 million for 1999. This increase is due primarily to an increase in expense relating to compensation plans that are tied directly to the market price of the Company's common stock.

General and administrative expenses increased $3 million or 16% to $22 million for the year ended December 31, 1999 compared to $19 million for 1998. This increase is due to the Seagull Merger partially offset by cost savings related to personnel reduction, office consolidations and reduced combined expenses.

DD&A expense for non-oil and gas assets was approximately $6 million, $8 million and $6 million for the years 2000, 1999 and 1998, respectively.

OTHER

Interest Expense—Interest expense decreased $31 million, or 29%, to $75 million for the year ended December 31, 2000 from $106 million in 1999. This decrease is the result of the Company's debt reduction program undertaken subsequent to the Seagull Merger in 1999 and to the increase in the amount of interest capitalized during 2000 ($44 million in 2000 as opposed to $41 million in 1999) due to the increase in the level of capital expenditures.

Interest expense increased $43 million, or 68%, to $106 million for the year ended December 31, 1999 from $63 million in 1998. This increase is primarily the result of an increase in debt levels in 1999 resulting from the assumption of debt in the Seagull Merger and the higher capital spending program in place throughout 1998, which was funded by borrowings.

Merger and Integration Costs—Merger and integration costs of $3 million associated with the merger of Ocean and Seagull were recorded in the first quarter of 2000 and related primarily to severance costs. Merger and integration costs of $50 million were recorded for the year ended December 31, 1999, and consisted primarily of severance costs, the write-off of certain costs relating to information technology system and compensation expense related to the vesting of restricted stock. Merger expenses of $39 million associated with the March 1998 merger between Ocean and UMC were recorded in the first quarter of 1998.

Income Tax Expense (Benefit)—Income tax expense of $165 million was recognized for the year ended December 31, 2000, compared to a benefit of $0.1 million for the year ended December 31, 1999. The change in the income tax provision is primarily the result of three factors: (i) significant improvement in operating results; (ii) changes in the nature of deferred tax assets and liabilities due to the Seagull Merger and subsequent asset sales; and (iii) the relative significance of international operating results and taxes to the Company's total results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity—As a result of the Seagull Merger, the Company had nearly $2 billion in long-term debt as of March 31, 1999 and a debt to total capitalization ratio of 68%. One of management's goals has been the reduction of these debt levels, with a target debt to total capitalization ratio of 54% by the end of 2000. With cash flows attributable to asset sales, prepaid oil and gas sales, higher commodity prices and disciplined capital spending, the Company reduced long-term debt to $1 billion at December 31, 2000, surpassed its debt to capitalization target by reaching a 47% debt to capitalization ratio at December 31, 2000, and achieved investment grade status from Standard and Poor's and Moody's Investor Services. The improvement in the debt levels will cut projected annual interest expense in 2001 to nearly half of 1999 levels.

On December 18, 2000 the Company's Board of Directors declared the Company's first quarterly common stock dividend. A dividend of four cents per share was payable on January 19, 2001, to stockholders of record at the close of business on January 5, 2001. The amount of future dividends for OEI common stock will be determined on a quarterly basis and will depend on earnings, financial condition, capital requirements and other factors.

As of December 31, 2000, the "Credit Facility" consisted of a $500 million revolving facility. The Credit Facility bears interest, at the Company's option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 2000, borrowings outstanding against the Credit Facility had been completely repaid. Letters of Credit totaled $45 million, leaving $455 million of available credit.

In September 2000, the Company entered into a market-sensitive prepaid natural gas sales contract to deliver approximately 53,500 Mcf of natural gas per day beginning in January 2002 through December 2003. In exchange for the natural gas to be provided, the Company received an advance payment of approximately $75 million. In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The obligations associated with the future delivery of the natural gas and crude oil have been recorded as deferred revenue. The contracts are amortized into revenue as scheduled deliveries of natural gas and crude oil are made.

In September 2000, the Company conveyed certain Internal Revenue Code Section 29 Tax Credit-bearing properties to a trust for approximately $70 million which was recorded in other noncurrent liabilities.

In the fourth quarter of 1999, the Company repurchased $150 million of its outstanding 10⅜% Senior Subordinated Notes due 2005 and $158 million of its outstanding 9¾% Senior Subordinated Notes due 2006. The repurchase of these Notes was funded with available cash balances and borrowings under the Credit Facility. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or ($0.16) per basic and diluted share. The extraordinary item is net of a current tax benefit of approximately $13 million.

CAPITAL EXPENDITURES AND ACQUISITIONS

(Amounts in Thousands)	Year Ended December 31,		
	2000	1999	1998
Oil and Gas Operations:			
Leasehold acquisitions	**$ 62,350**	$ 34,043	$156,947
Exploration costs	**202,860**	148,033	395,827
Development costs	**300,247**	159,831	395,351
	565,457	341,907	948,125
Corporate	**12,061**	20,177	13,854
Total Continuing Operations	**577,518**	362,084	961,979
Discontinued Operations	**—**	6,942	—
Total Capital Expenditures	**$577,518**	$369,026	$961,979
Acquisitions	**$ 5,598**	$991,409	$ —

Capital expenditures from oil and gas operations in 2000 totaled $565 million, an increase of 65% as compared to $342 million spent in 1999. Domestic spending in 2000 totaled $387 million, of which $149 million was for exploration, $191 million was for development and $47 million was for leasehold acquisitions. International spending in 2000 totaled $178 million, of which $54 million was for exploration, $109 million was for development and $15 million was for leasehold acquisitions. The Company completed a total of 287 wells, with an 80% success rate. Of that number, 52 were exploratory wells and 235 were development wells. Thirty-one exploratory wells were in progress at year-end.

The Company's capital expenditure budget for the year 2001 is approximately $700 million (excluding proved property acquisitions). Approximately 45-55% will be exploratory spending. Actual capital spending may vary from the capital expenditure budget. The Company will evaluate its level of capital spending throughout the year based upon drilling results, commodity prices, cash flows from operations and property acquisitions. In general, the Company's strategy is to maintain capital spending, excluding acquisitions, at levels below discretionary cash flows.

During 2000, the Company entered into agreements in which the lessors have agreed to fund up to $189 million for the construction of certain offshore platforms that will be completed during 2001 and 2002. Lease payments begin upon completion of construction and annual rental expense will total approximately $3 million. The Company intends to arrange for long-term operating leases to replace these leases at the end of the construction periods for the platforms.

Primarily through extensions and discoveries, the Company experienced a 269% reserve replacement of 2000 production. The Company's proved oil and gas reserves increased by 11% or 45 MMBOE to 460 MMBOE at December 31, 2000 from 415 MMBOE at December 31, 1999. The Company's finding and development ("F&D") cost per BOE for the year ended December 31, 2000, was $4.28.

The standardized measure of discounted future net cash flows before taxes for the Company's proved oil and gas reserves, calculated based on Securities and Exchange Commission ("SEC") criteria, increased to $8.5 billion at December 31, 2000 compared with $3.0 billion at the end of 1999. This increase was primarily due to discoveries of new reserves and the increase in oil and gas prices, offset by property sales. Year-end calculations were made using weighted average prices of $8.81 and $2.04 per Mcf for gas and $22.97 and $23.33 per Bbl for oil for 2000 and 1999, respectively. The Company's average realized prices for the year ended December 31, 2000, excluding the effects of hedging, were $3.85 per Mcf for gas and $25.51 per Bbl for oil. The Company's average realized prices for the month ended January 31, 2001, excluding the effects of hedging, were $9.93 per Mcf for gas and $22.69 per Bbl for oil. Because the disclosure requirements for discounted future net cash flows are standardized by the SEC, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The above estimates should not be viewed as an estimate of fair market value. See Note 18 to the Company's Consolidated Financial Statements.

The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploration, development, and production of its oil and gas reserves. The Company has historically funded its expenditures from cash flow from operating activities, bank borrowings, sales of equity and debt securities, sales of non-strategic oil and gas properties, sales of partial interests in exploration concessions and project finance borrowings. The Company intends to finance capital expenditures for the year 2001 primarily with cash flow provided by operations.

The ability of the Company to satisfy its obligations and fund planned capital expenditures will be dependent upon its future performance. Such future performance is subject to many conditions that are beyond the Company's control, particularly oil and gas prices, and the Company's ability to obtain additional debt and equity financing, if necessary. The Company currently expects that its cash flow from operations and availability under the Credit Facility will be adequate to execute its business plan for the year 2001. No assurance can be given that the Company will not experience liquidity problems from time to time or on a long-term basis. If the Company's cash flow from operations and availability under the Credit Facility is not sufficient to satisfy its cash requirements, there can be no assurance that additional debt or equity financing will be available to meet its requirements.

Subsequent Event—In January 2001, the Company announced that it had signed an agreement to acquire all outstanding shares of stock of Texoil, Inc. at a price of $8.25 per share for common stock and $18.04 per share for Series A convertible preferred stock for a total purchase price of approximately $130 million including assumed bank debt of approximately $15 million plus certain liabilities. The transaction is expected to be completed during the first quarter of 2001. Texoil, Inc. is an independent oil and gas company engaged in the acquisition of oil and gas reserves through a program, which includes purchases of reserves, reengineering, development and exploration activities in Texas and Louisiana.

CHANGE IN ACCOUNTING METHOD SUBSEQUENT TO YEAR-END

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133*. These statements establish standards of accounting for and disclosures of derivative instruments and hedging activities. See Note 2 to the Company's Consolidated Financial Statements for a discussion of the impact of SFAS 133 on the Company's financial position and results of operations as of the date of adoption.

ENVIRONMENTAL

Compliance with applicable environmental and safety regulations by the Company has not required any significant capital expenditures or materially affected its business or earnings. The Company believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the Company is unable to predict the impact that compliance with future regulations may have on its capital expenditures, earnings and competitive position.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management's belief and assumptions made by management based on currently available information. All statements other than statements of historical fact included in this document are forward-looking statements. When used in this document, words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "project" and similar expressions serve to identify forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that these expectations will prove correct. Our forward-looking statements are subject to risks, uncertainties and assumptions. Should one of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those expected. Among the key factors that may have a direct bearing on our results of operations and financial condition are:

• competitive practices in the oil and gas industry;

• operational and systems risks incident to the drilling and operation of oil and gas wells;

• volatility of energy commodity prices, generally, and fluctuations in the commodity prices for crude oil and natural gas that have not been properly hedged or that are inconsistent with our marketing activities, in particular;

• general economic and capital markets conditions, including fluctuations in interest rates;

• the impact of current and future laws and governmental regulations, particularly environmental regulations, affecting the energy industry in general, and our oil and gas operations, in particular;

• environmental liabilities that are not covered by insurance or indemnity;

• the political and economic climate in the foreign jurisdictions in which we conduct oil and gas operations; and

• the effect on our results of operations and financial condition associated with implementing various accounting rules and regulations;

DEFINED TERMS

Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf") or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in barrels ("Bbl") or thousand barrels ("MBbl"). Oil, condensate and NGL are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content. MMBOE, MBOE and BOE represent one million barrels, one thousand barrels and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of liquid.

SELECTED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data is as follows (amounts in thousands except per share data):

		Quarter Ended		
	March 31	June 30	September 30	December 31
2000:				
Revenues[1]	$251,408	$241,873	$267,837	$312,436
Operating Profit[2]	$100,046	$ 99,637	$120,642	$136,235
Net Income[2]	$ 42,978	$ 45,493	$ 57,869	$ 66,864
Earnings per Share:				
Basic[3]	$ 0.25	$ 0.27	$ 0.34	$ 0.39
Diluted[3]	$ 0.25	$ 0.26	$ 0.33	$ 0.38
1999:				
Revenues[1]	$ 109,625	$201,747	$220,440	$225,753
Operating Profit (Loss)[4]	$ (31,150)	$ 32,744	$ 69,151	$ 62,001
Income (Loss) Before Extraordinary Item[4]	$ (81,051)	$ 2,136	$ 28,805	$ 29,685
Earnings (Loss) per Share Before Extraordinary Item:				
Basic[3]	$ (0.79)	$ 0.01	$ 0.17	$ 0.17
Diluted[3]	$ (0.79)	$ 0.01	$ 0.16	$ 0.17
Net Income (Loss)[4]	$ (81,051)	$ 2,136	$ 28,805	$ 6,272
Earnings (Loss) per Share:				
Basic[3]	$ (0.79)	$ 0.01	$ 0.17	$ 0.03
Diluted[3]	$ (0.79)	$ 0.01	$ 0.16	$ 0.03

(1) Revenues have been reclassified to reflect transportation expenses as operating expenses instead of as a reduction from revenues as previously recorded.
(2) Includes pre-tax impairment of oil and gas assets of $20 million in the fourth quarter of 2000 and merger and integration costs of $3 million in the first quarter of 2000.
(3) Quarterly earnings (loss) per common share may not total to the full year per share amount, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options.
(4) Includes pre-tax impairments of oil and gas assets of $29 million and $17 million in the first and fourth quarters of 1999, respectively, and merger and integration costs of $41 million, $3 million and $6 million in the first, third and fourth quarters of 1999, respectively.

Market Risk Disclosures

The Company experiences market risk primarily in the area of commodity prices. To mitigate a portion of its exposure to fluctuations in energy prices, the Company has in place put options covering portions of its 2001 oil and gas production. The put options place an annual floor price of $25.00 per Bbl on 20,000 Bbl of oil per day and annual floor prices of $4.00 and $5.00 per Mcf each on 100,000 Mcf of gas per day. In addition, oil swaps covering 15,000 Bbl of oil per day at an average price of $21.53 per Bbl will continue through June 2001. A related trust has a swap agreement covering 14,500 Mcf of gas per day at a price of $4.77 for 2001 and covering additional quantities through 2005. To calculate the potential effect of the derivative financial instruments on future revenues, the Company applied the average NYMEX oil and gas strip prices as of the end of 2000 to the quantity of the oil and gas production covered by derivative financial instruments at December 31, 2000. The following table shows the estimated potential effects of the derivative financial instruments on revenues (in millions):

Instrument	Estimated Decrease in Revenues at Current Prices	Estimated Decrease in Revenues with 10% Decrease in Prices	Estimated Decrease in Revenues with 10% Increase in Prices
Oil and gas puts	$(18)	$—	$(18)
Oil swaps	(12)	(5)	(19)
Gas swap of related trust	(13)	(3)	(22)

At December 31, 1999, the Company had in place derivative financial instruments covering approximately 10 MMBbl and 18 Bcf of its 2000 oil and gas production. At that time, the estimated potential effects of the derivative financial instruments were calculated as increases (decreases) in future revenues of $(4) million at current prices, $15 million with a 10% decrease in prices, and $(18) million with a 10% increase in prices.

Because substantially all the Company's debt obligations at December 31, 2000 were at fixed interest rates, changes in market interest rates would not have a material effect on the Company's results of operations. In addition, as the U.S. dollar is the functional currency for all of the Company's existing foreign operations, with predominantly all transactions being denominated in U.S. dollars, the Company has little risk from foreign currency translation.

Report of Management to Shareholders

The management of Ocean Energy, Inc. is responsible for the preparation and integrity of financial statements and related data in this Annual Report, whether audited or unaudited. The financial statements were prepared in conformity with generally accepted accounting principles and include certain estimates and judgments which management believes are reasonable under the circumstances.

Management is also responsible for and maintains a system of internal accounting controls that is sufficient to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements, as well as to prevent and detect fraudulent financial reporting. The internal control system is supported by written policies and procedures and the employment of trained, qualified personnel. The Company has an internal audit function which reviews the adequacy of the internal accounting controls and compliance with them. Management has considered the recommendations of internal audit and KPMG LLP, independent certified public accountants, concerning the Company's system of internal controls and has responded appropriately to those recommendations.

The accompanying consolidated financial statements of Ocean Energy, Inc. as of December 31, 2000 have been audited by KPMG LLP, independent certified public accountants, and their report is included herein. Their audit was made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee composed exclusively of outside directors, meets periodically with representatives of management, internal audit and the independent auditors to ensure the existence of effective internal accounting controls and to ensure that financial information is reported accurately and timely with all appropriate disclosures included. The independent auditors and internal audit have full and free access to, and meet with, the Audit Committee, with and without management present.

James T. Hackett
Chairman of the Board, President
and Chief Executive Officer

William L. Transier
Executive Vice President and
Chief Financial Officer

Robert L. Thompson
Vice President and Controller

January 25, 2001

The Board of Directors and Shareholders
Ocean Energy, Inc.:

We have audited the accompanying consolidated balance sheets of Ocean Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Houston, Texas
January 25, 2001

Report of Independent Public Accountants

The Board of Directors and Shareholders
Ocean Energy, Inc.:

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Ocean Energy, Inc. and subsidiaries for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Ocean Energy, Inc. and subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 15, 1999

(Amounts in Thousands Except Per Share Data)	Year Ended December 31,		
	2000	1999	1998
Revenues	**$1,073,554**	$757,565	$ 535,871
Costs of Operations:			
Operating expenses	**256,882**	239,028	198,797
Depreciation, depletion and amortization	**311,383**	317,487	293,905
Impairment of oil and gas properties	**20,066**	46,403	539,915
General and administrative	**28,663**	21,901	19,209
	616,994	624,819	1,051,826
Operating Profit (Loss)	**456,560**	132,746	(515,955)
Other (Income) Expense:			
Interest expense	**75,065**	106,081	62,852
Merger and integration costs	**3,273**	49,603	39,000
Interest income and other	**132**	(1,314)	(1,229)
Income (Loss) Before Income Taxes	**378,090**	(21,624)	(616,578)
Income Tax Expense (Benefit)	**164,887**	(72)	(209,699)
Income (Loss) From Continuing Operations	**213,203**	(21,552)	(406,879)
Income From Discontinued Operations, Net of Income Taxes	**—**	1,127	—
Income (Loss) Before Extraordinary Loss	**213,203**	(20,425)	(406,879)
Extraordinary Loss, Net of Income Taxes	**—**	(23,413)	—
Net Income (Loss)	**213,203**	(43,838)	(406,879)
Preferred Stock Dividends	**3,250**	3,264	454
Net Income (Loss) Available to Common Shareholders	**$ 209,953**	$ (47,102)	$ (407,333)
Basic Earnings (Loss) Per Common Share:			
Income (Loss) From Continuing Operations	**$ 1.26**	$ (0.16)	$ (4.04)
Income From Discontinued Operations, Net of Income Taxes	**—**	0.01	—
Extraordinary Loss, Net of Income Taxes	**—**	(0.16)	—
Net Income (Loss) to Common Shareholders	**$ 1.26**	$ (0.31)	$ (4.04)
Diluted Earnings (Loss) Per Common Share:			
Income (Loss) From Continuing Operations	**$ 1.22**	$ (0.16)	$ (4.04)
Income From Discontinued Operations, Net of Income Taxes	**—**	0.01	—
Extraordinary Loss, Net of Income Taxes	**—**	(0.16)	—
Net Income (Loss)	**$ 1.22**	$ (0.31)	$ (4.04)
Weighted Average Number of Common Shares Outstanding:			
Basic	**167,144**	151,022	100,705
Diluted	**174,749**	151,022	100,705

See accompanying Notes to Consolidated Financial Statements.

(Amounts in Thousands Except Share Data)	December 31,	
	2000	1999
ASSETS		
Current Assets:		
Cash and cash equivalents	$ **23,039**	$ 64,889
Accounts receivable, net	**222,478**	170,034
Other current assets	**79,037**	55,027
Total Current Assets	**324,554**	289,950
Property, Plant and Equipment, at cost, full cost method for oil and gas properties:		
Evaluated oil and gas properties	**4,167,993**	3,706,288
Unevaluated oil and gas properties excluded from amortization	**556,276**	507,197
Other	**157,258**	84,410
	4,881,527	4,297,895
Accumulated Depreciation, Depletion and Amortization	**(2,513,577)**	(2,094,885)
	2,367,950	2,203,010
Deferred Income Taxes	**143,820**	233,406
Other Assets	**54,076**	56,777
Total Assets	**$ 2,890,400**	$ 2,783,143
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts and note payable	$ **338,172**	$ 275,629
Accrued interest payable	**39,839**	41,119
Accrued liabilities	**15,846**	65,193
Total Current Liabilities	**393,857**	381,941
Long-Term Debt	**1,032,564**	1,333,410
Deferred Revenue	**146,043**	71,845
Other Noncurrent Liabilities	**165,248**	48,252
Commitments and Contingencies	**—**	—
Shareholders' Equity:		
Preferred stock, $1.00 par value; authorized 10,000,000 shares;		
issued 50,000 shares	**50**	50
Common stock, $0.10 par value; authorized 230,000,000 shares;		
issued 170,069,114 and 166,979,981 shares, respectively	**17,007**	16,699
Additional paid-in capital	**1,517,064**	1,484,688
Accumulated deficit	**(343,962)**	(547,216)
Less—treasury stock at cost; 2,754,566 and 378,171 shares, respectively	**(35,354)**	(3,114)
Less—notes receivable and other	**(2,117)**	(3,412)
Total Shareholders' Equity	**1,152,688**	947,695
Total Liabilities and Shareholders' Equity	**$ 2,890,400**	$ 2,783,143

See accompanying Notes to Consolidated Financial Statements.

(Amounts in Thousands)	Year Ended December 31,		
	2000	1999	1998
OPERATING ACTIVITIES:			
Net income (loss)	**$ 213,203**	$ (43,838)	$ (406,879)
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Depreciation, depletion and amortization	**311,383**	317,487	293,905
Impairment of oil and gas properties	**20,066**	46,403	539,915
Deferred income taxes	**142,746**	(48,123)	(213,514)
Noncash merger and integration costs	**—**	20,529	—
Extraordinary loss, net of taxes	**—**	23,413	—
Other	**6,912**	20,277	5,648
Changes in operating assets and liabilities, net of acquisitions:			
Decrease (increase) in accounts receivable	**(52,443)**	475	23,724
Decrease (increase) in other current assets	**(24,828)**	18,446	8,059
Decrease in accounts and notes payable	**(272)**	(51,731)	(12,836)
Amortization of deferred revenue	**(27,269)**	—	—
Increase (decrease) in accrued expenses and other	**(3,792)**	30,413	(8,098)
Net Cash Provided by Operating Activities	**585,706**	333,751	229,924
INVESTING ACTIVITIES:			
Capital expenditures of continuing operations	**(577,518)**	(362,084)	(970,443)
Acquisition costs, net of cash acquired	**(5,598)**	(33,169)	—
Proceeds from sales of property, plant and equipment	**86,043**	704,055	2,054
Other	**(9,295)**	(6,942)	—
Net Cash Provided by (Used in) Investing Activities	**(506,368)**	301,860	(968,389)
FINANCING ACTIVITIES:			
Proceeds from debt	**1,552,865**	1,543,601	1,918,873
Principal payments on debt	**(1,805,744)**	(2,186,852)	(1,219,356)
Increase in deferred revenue	**74,947**	100,000	—
Proceeds from conveyance of Section 29 credit properties	**69,644**	—	—
Purchase of treasury stock	**(32,217)**	(2,840)	—
Proceeds from exercise of common stock options	**21,355**	2,813	8,695
Premiums paid on debt buy back	**—**	(28,837)	—
Deferred financing costs	**—**	(6,406)	(20,230)
Proceeds from issuance of convertible preferred stock	**—**	—	49,954
Other	**(2,038)**	(2,907)	(454)
Net Cash Provided by (Used in) Financing Activities	**(121,188)**	(581,428)	737,482
Increase (Decrease) in Cash and Cash Equivalents	**(41,850)**	54,183	(983)
Cash and Cash Equivalents at Beginning of Year	**64,889**	10,706	11,689
Cash and Cash Equivalents at End of Year	**$ 23,039**	$ 64,889	$ 10,706

See accompanying Notes to Consolidated Financial Statements.

(Amounts in Thousands)	Preferred Stock	Common Stock	Additional Paid-In– Capital	Accumulated Deficit
Balance, January 1, 2000	**$50**	**$16,699**	**$1,484,688**	**$(547,216)**
Exercise of common stock options	—	282	24,449	—
Deferred compensation	—	26	2,481	—
Treasury stock purchase	—	—	—	—
Amortization of deferred compensation	—	—	(25)	—
Preferred stock dividends	—	—	—	(3,250)
Common stock dividends declared	—	—	—	(6,699)
Other	—	—	5,471	—
Comprehensive income:				
Net income	—	—	—	213,203
Balance, December 31, 2000	**$50**	**$17,007**	**$1,517,064**	**$(343,962)**
Balance, January 1, 1999	$ 1	$ 1,018	$ 892,339	$ (500,114)
Effect of Seagull Merger	49	15,621	588,088	—
Exercise of common stock options	—	60	3,303	—
Treasury stock purchase	—	—	—	—
Contribution to ESOP	—	—	(236)	—
Amortization of deferred compensation	—	—	—	—
Preferred stock dividends	—	—	—	(3,264)
Other	—	—	1,194	—
Comprehensive income (loss):				
Net loss	—	—	—	(43,838)
Other comprehensive income:				
Foreign currency translation adjustment:				
Income arising during the year	—	—	—	—
Reclassification adjustment	—	—	—	—
Net foreign currency translation adjustment	—	—	—	—
Balance, December 31, 1999	$50	$16,699	$1,484,688	$ (547,216)
Balance, January 1, 1998	$—	$ 1,001	$ 823,956	$ (92,781)
Issuance of preferred stock	1	—	49,953	—
Deferred compensation	—	6	5,734	—
Exercise of common stock options	—	11	12,696	—
Preferred stock dividends	—	—	—	(454)
Comprehensive income (loss):				
Net loss	—	—	—	(406,879)
Other comprehensive income (loss):				
Foreign currency translation adjustment	—	—	—	—
Balance, December 31, 1998	$ 1	$ 1,018	$ 892,339	$ (500,114)

See accompanying Notes to Consolidated Financial Statements.

Accumulated Other Comprehensive Income	Treasury Stock	Notes Receivable and Other	Total Shareholders' Equity	Comprehensive Income (Loss)
$ —	$ (3,114)	$(3,412)	$ 947,695	
—	—	—	24,731	
—	—	(2,507)	—	
—	(32,217)	—	(32,217)	
—	—	1,141	1,116	
—	—	—	(3,250)	
—	—	—	(6,699)	
—	(23)	2,661	8,109	
—	—	—	213,203	$ 213,203
$ —	$(35,354)	$(2,117)	$1,152,688	$ 213,203
$(10,720)	$ —	$ (5,581)	$ 376,943	
—	(4,293)	(4,261)	595,204	
—	—	—	3,363	
—	(2,840)	—	(2,840)	
—	4,019	849	4,632	
—	—	5,581	5,581	
—	—	—	(3,264)	
—	—	—	1,194	
—	—	—	(43,838)	$ (43,838)
—	—	—	—	981
—	—	—	—	9,739
10,720	—	—	10,720	10,720
$ —	$ (3,114)	$ (3,412)	$ 947,695	$ (33,118)
$ (6,839)	$ —	$ —	$ 725,337	
—	—	—	49,954	
—	—	(5,581)	159	
—	—	—	12,707	
—	—	—	(454)	
—	—	—	(406,879)	$ (406,879)
(3,881)	—	—	(3,881)	(3,881)
$(10,720)	$ —	$(5,581)	$ 376,943	$ (410,760)

1. Organization

Ocean Energy, Inc. (the "Company," "OEI," or "Ocean") is an independent energy company engaged in the exploration, development, production and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Permian Basin, Mid-continent and Rocky Mountain regions. Internationally, Ocean conducts its oil and gas activities in Equatorial Guinea, Côte d'Ivoire, Angola, Egypt, Tatarstan, Pakistan and Indonesia.

On March 30, 1999, Ocean Energy, Inc. ("Old Ocean") was merged with and into Seagull Energy Corporation ("Seagull," the "Merger"). The resulting company was renamed Ocean Energy, Inc. The Merger was treated for accounting purposes as an acquisition of Seagull by Ocean with the assets and liabilities of Old Ocean being recorded based upon their historical costs and the assets and liabilities of Seagull being recorded at their estimated fair market values. As of December 31, 1999, a total purchase price of $642 million had been allocated to assets and liabilities. The Merger, completed through the issuance of common stock, increased property, plant and equipment by $1.3 billion, debt by $563 million, other liabilities by $200 million and equity by $595 million through a non-cash transaction. The financial results presented here include those of Ocean Energy, Inc. on a stand-alone basis for 1998 and the first quarter of 1999 and of the combined company thereafter.

Effective March 27, 1998, United Meridian Corporation ("UMC") was merged into Old Ocean (the "UMC Merger"). The UMC Merger was accounted for as a pooling of interests.

2. Summary of Significant Accounting Policies

General—The accompanying consolidated financial statements of the Company have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications of amounts previously reported have been made to conform to current year presentations.

Consolidation—The accompanying consolidated financial statements include the accounts of Ocean Energy, Inc. and its majority-owned entities. All significant intercompany transactions have been eliminated.

Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories—Materials and supplies and oil inventories are valued at the lower of average cost or market value (net realizable value).

Oil and Gas Properties—The Company's exploration and production activities are accounted for using the full cost method. Under this method, all acquisition, exploration and development costs, including certain related employee costs and a portion of interest expense, incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and costs related to such activities. Employee costs associated with production operations and general corporate activities are expensed in the period incurred. Transactions involving sales of reserves in place, unless significant, are recorded as adjustments to oil and gas properties. Capitalized costs are limited to the sum of the present value of future net revenues using current unescalated pricing discounted at 10%, related to estimated production of proved reserves and the lower of cost or estimated fair value of unevaluated properties, all net of expected income tax effects.

Depreciation, depletion and amortization of oil and gas properties is computed on a country-by-country basis using a unit-of-production method based on estimated proved reserves. All costs associated with evaluated oil and gas properties, including an estimate of future development, restoration, dismantlement and abandonment costs associated therewith, are included in the computation base. The costs of investments in unproved properties and major development projects are excluded from this calculation until the project is evaluated and proved reserves established or impaired. Oil and gas reserves are estimated annually by the Company, with reviews of certain data performed by independent petroleum engineers.

Unproved leaseholds with significant acquisition costs are assessed periodically on a property-by-property basis. If a property has been evaluated, or if impairment is needed, the costs related to that property are reclassified as an evaluated property, and thus subject to the depreciation, depletion and amortization method discussed above. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties, the Company recognized total non-cash impairments of oil and gas properties in the amount of $540 million ($335 million after-tax) for the year ended December 31, 1998. These write-downs were primarily the result of the precipitous decline in world crude oil and natural gas prices experienced during 1998. The Company had no such ceiling limitations in 2000 or 1999.

During the fourth quarter of 2000, the Company recognized an impairment in the amount of $20 million ($13 million, after-tax) related to the discontinuance of operations in the Republic of Yemen. The Company recognized impairments in the amount of $46 million ($43 million after-tax) for the year ended December 31, 1999 related primarily to the sale of the Canadian subsidiary ($23 million, pre-tax) and to the discontinuance of operations in Bangladesh ($18 million, pre-tax) and other international locations ($5 million, pre-tax).

Interest cost capitalized as property, plant and equipment amounted to approximately $44 million, $41 million and $30 million in 2000, 1999 and 1998, respectively. The Company also capitalized certain employee-related costs in the amounts of $45 million, $41 million and $28 million, in 2000, 1999 and 1998, respectively.

Other Property, Plant and Equipment—Depreciation of other property is computed principally using the straight-line method over their estimated useful lives, which vary from three to twenty years. The Company groups and evaluates other property, plant and equipment for impairment based on the ability to identify separate cash flows generated therefrom. No impairment charges related to other property,

plant and equipment were recorded during 2000, 1999 and 1998.

Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the asset are capitalized.

Environmental Liabilities—Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

Subsidiary Guarantee—A wholly-owned subsidiary of the Company has unconditionally guaranteed the full and prompt performance of the Company's obligations under certain of the notes and related indentures, including the payment of principal, premium (if any) and interest. Other than intercompany arrangements and transactions, the consolidated financial statements of the subsidiary are equivalent in all material respects to those of the Company and therefore are not presented separately.

Treasury Stock—The Company follows the weighted average cost method of accounting for treasury stock transactions.

Revenue Recognition—The Company records oil and gas revenue following the entitlements method of accounting for production, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the under-production is recorded as an asset.

Reclassification of Transportation Expense—As a result of the consensus on Emerging Issues Task Force Issue 00-10, *Accounting for Shipping and Handling Fees and Costs,* the Company reclassified all periods to reflect transportation expenses incurred as operating expenses, instead of a deduction from revenues as previously recorded. While this reclassification had no effect on net income, it did increase revenues and operating expenses by $24 million, $22 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Discontinued Operations—During 1999 the Company disposed of its Alaskan operations ("ENSTAR") acquired in the Seagull Merger. See Note 6. ENSTAR's net income, reflected as discontinued operations, was $1 million, net of income tax expense of $1 million, for the year ended December 31, 1999. The net assets disposed of comprised net current liabilities of $2 million, property, plant and equipment of $292 million and other long-term liabilities of $3 million, before liabilities assumed of $57 million.

Income Taxes—The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Foreign Currency Translation—The U.S. dollar is the functional currency for all of the Company's existing foreign operations, as predominantly all transactions in these operations are denominated in U.S. dollars.

Stock-Based Compensation—The Company accounts for stock-based compensation to employees under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of the Company's common stock on the date of grant.

Concentrations Of Market Risk—The future results of the Company's oil and gas operations will be affected by the market prices of oil and gas. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment and other regional and political events, none of which can be predicted with certainty.

The Company operates in various phases of the oil and gas industry. The Company's receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been and will continue to be immaterial to the Company's results of operations in the long term. Trade receivables are generally not collateralized; however, the Company analyzes customers' and joint venture partners' historical credit positions prior to extending credit.

During 2000 and 1999, the Company had one customer who accounted for 44% and 11% of total revenues, respectively. For the years ended December 31, 2000, 1999 and 1998, the Company had a second customer who accounted for 20%, 18% and 15% of total revenues, respectively. In addition, the Company had a third customer who accounted for 16% of total revenues in 1999 and another customer who accounted for 12% of total revenues in 1998.

The Company has a significant portion of its operations in various international areas. The Company's activities in these areas are subject to risks associated with international operations, including political and economic uncertainties, risks of cancellation or unilateral modification of agreements, operating restrictions, currency repatriation restrictions, expropriation, export restrictions, the imposition of new taxes and the increase of existing taxes, inflation, foreign exchange fluctuations and other risks arising out of international government sovereignty over areas in which the operations are conducted. The Company has endeavored to protect itself against political and commercial risks inherent in these operations. There is no certainty that the steps taken by the Company will provide adequate protection.

Concentrations Of Credit Risk—Derivative financial instruments that hedge the price of oil and gas and interest rates are generally executed with major financial or commodities trading institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

Change in Accounting Method Subsequent to Year-end— From time to time, the Company has utilized and expects to continue to utilize derivative financial instruments with respect to a portion of its oil and gas production to achieve a more predictable cash flow by reducing its exposure to price fluctuations. These transactions generally are swaps, collars or options and are entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil. Through December 31, 2000, gains and losses from these financial instruments have been recognized in revenues for the periods to which the derivative financial instruments relate.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* an amendment of FASB Statement No. 133. These statements establish accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in earnings. All of the Company's derivative financial instruments subject to SFAS 133 have been designated as cash flow hedges.

Adoption of SFAS 133 at January 1, 2001 will result in the recognition of $1 million of additional derivative assets, included in other current assets and $23 million of derivative liabilities, included in accrued liabilities, in the Company's Consolidated Balance Sheet and $12 million, net of taxes, of deferred hedging losses, included in accumulated other comprehensive income, as the effect of the change in accounting principle. Amounts were determined as of January 1, 2001 based on quoted market values, the Company's portfolio of derivative instruments, and the Company's measurement of hedge effectiveness.

3. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share (stated in thousands except per share data):

	Net Income Available to Common Shareholders	Weighted Average Common Shares Outstanding	Earnings Per Share Amount
Year Ended December 31, 2000:			
Basic	$209,953	167,144	$1.26
Effect of dilutive securities:			
Stock options	—	4,217	
Convertible preferred stock	3,250	3,388	
Diluted	$213,203	174,749	$1.22

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined on the assumption that outstanding stock options have been converted using the average common stock price for the period and that convertible preferred stock has been converted at its stated conversion price. For purposes of computing earnings per share in loss years (1999 and 1998), common stock equivalents have been excluded from the computation of weighted average common shares outstanding because their effect is antidilutive. The preferred stock conversion is also excluded from the computation for the same years because of its antidilutive effect.

Weighted average options to purchase 6,600,252 shares of common stock at $13.46 to $36.54 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. These options expire at various dates through 2010. Options to purchase 22,515,302 shares of common stock and 12,667,983 shares of common stock were outstanding at December 31, 1999 and 1998, respectively, but were not included in the computation of diluted loss per share because the effect of the assumed exercise of these stock options as of the beginning of the year would have an antidilutive effect. These options had exercise prices ranging from $2.11 to $36.55 and expire at various dates through 2009.

4. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures of cash flow information (stated in thousands) are as follows:

	Year Ended December 31,		
	2000	1999	1998
Cash paid during the year for:			
Interest	$114,708	$135,556	$54,758
Income taxes	$ 38,244	$ 27,493	$ 3,869

5. OTHER CURRENT ASSETS

Other current assets (stated in thousands) include the following:

	Year Ended December 31,	
	2000	1999
Prepaid drilling costs	$31,026	$21,307
Inventories	28,050	28,723
Deferred hedging costs	17,995	—
Other	1,966	4,997
Total other current assets	$79,037	$55,027

6. ACQUISITION AND DISPOSITION OF ASSETS

Disposition of East Bay—On March 31, 2000, the Company completed the sale of its East Bay Complex receiving net proceeds of approximately $78 million. The properties were located in the Mississippi Delta Region of the Gulf of Mexico.

1999 Dispositions—During 1999, Company disposed of ENSTAR for net proceeds of $287 million; domestic properties located in the Arkoma Basin and Gulf of Mexico for net proceeds of $231 million and $66 million, respectively; and its Canadian subsidiary for net proceeds of $68 million.

The following reflects the results of operations of the disposed assets (in millions):

	Year Ended December 31,		
	2000	1999	1998
East Bay:			
Revenues	$39	$61	$89
Operating profit (loss)	18	10	(1)
ENSTAR:			
Revenues	—	38	—
Operating profit	—	5	—
Other Domestic Properties:			
Revenues	—	36	—
Operating profit	—	15	—
Canada:			
Revenues	—	7	19
Operating profit (loss) (including impairment)	—	(21)	5

Proceeds from these transactions were used primarily to repay amounts outstanding under the Company's existing credit facility.

7. Other Noncurrent Assets

Other noncurrent assets (stated in thousands) include the following:

	Year Ended December 31,	
	2000	1999
Oil and gas imbalances (net of current portion of $5 million in 2000 and 1999)	**$23,145**	$20,099
Deferred financing costs	**22,009**	28,336
Other	**8,922**	8,342
Total other noncurrent assets	**$54,076**	$56,777

Deferred Financing Costs—Deferred financing costs represent financing costs incurred in connection with the execution of various debt facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt.

8. Debt

Long-term debt consisted of the following at December 31, 2000 and 1999 (in thousands):

	Year Ended December 31,	
	2000	1999
Credit Facility (average interest rate of 7.5%) due 2004	**$ —**	$ 300,000
Public Notes:		
7⅞% Senior Notes, due August 2003	**98,957**	98,553
7⅝% Senior Notes, due July 2005	**124,590**	125,000
8⅝% Senior Subordinated Notes, due August 2005	**99,638**	99,559
9¾% Senior Subordinated Notes, due October 2006	**1,783**	1,783
8⅞% Senior Subordinated Notes, due July 2007	**199,779**	199,745
8⅜% Senior Subordinated Notes, due July 2008	**249,558**	250,000
8¼% Senior Notes, due July 2018	**123,841**	125,000
7½% Senior Notes, due September 2027	**126,068**	125,172
Other	**9,199**	22,249
	1,033,413	1,347,061
Less: Current maturities	**(849)**	(13,651)
Total long-term debt	**$1,032,564**	$1,333,410

Credit Facility—As of December 31, 2000, the "Credit Facility" consisted of a $500 million revolving credit facility with a maturity date of March 30, 2004. The Credit Facility bears interest, at the Company's option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 2000, the Company had no borrowings outstanding against the Credit Facility. Letters of Credit totaled $45 million, leaving $455 million of available credit.

During the fourth quarter of 1999, the Company repurchased the outstanding balance of its 10⅜% Senior Subordinated Notes, which totaled $150 million and $158 million of its 9¾% Senior Subordinated Notes. The repurchase of these notes was funded with available cash balances and borrowings under the Credit Facility. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or ($0.16) per basic and diluted share. The extraordinary loss included a current tax benefit of approximately $13 million.

Public Notes—The Company's senior and senior subordinated notes are general unsecured obligations of the Company and are guaranteed by Ocean Louisiana, a direct subsidiary of the Company, but are subordinate to the Credit Facility. The Company's debt contains conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and its subsidiaries and entering into sale and leaseback transactions and the maintenance of certain financial ratios. Under the most restrictive of these provisions, approximately $268 million was available for payment of cash dividends on common stock or to repurchase common stock as of December 31, 2000.

Annual Maturities—At December 31, 2000, the Company's aggregate annual maturities of long-term debt are $1 million, $1 million, $101 million, $1 million and $226 million for the years 2001, 2002, 2003, 2004 and 2005, respectively.

9. Deferred Revenue

In September 2000, the Company entered into a market-sensitive prepaid natural gas sales contract to deliver approximately 53,500 Mcf of natural gas per day beginning in January 2002 through December 2003. In exchange for the natural gas to be provided, the Company received an advance payment of approximately $75 million. In addition, to the extent that the index price, as defined, exceeds

$2.50 per Mmbtu for any delivery month, the purchaser will make payments to the Company equal to the difference between the index price and $2.50 times the delivery quantity for that month. In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The obligations associated with the future delivery of the natural gas and crude oil have been recorded as deferred revenue. The amounts received are amortized into revenue as scheduled deliveries of natural gas and crude oil are made as follows:

	Year Ended December 31,		
	2001	2002	2003
Revenues (in thousands)	$30,014	$67,487	$49,979
Annual oil delivery (MBbl)	2,028	2,028	845
Annual gas delivery (MMcf)	—	19,260	19,260

10. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities (stated in thousands) include the following:

	Year Ended December 31,	
	2000	1999
Conveyance of Section 29 credit properties	$ 68,611	$ —
Deferred income taxes	45,761	—
Oil and gas imbalances (net of current portion of $2 million in 2000 and $3 million in 1999)	14,090	14,968
Supplemental benefit and deferred directors fee plans	14,908	8,361
Other	21,878	24,923
Total other noncurrent liabilities	$165,248	$48,252

Conveyance of Section 29 Credit Properties—In September 2000, the Company conveyed certain Internal Revenue Code Section 29 Tax Credit-bearing properties to a trust for approximately $70 million, which was recorded in other noncurrent liabilities. The trust will receive the operating cash flow from the properties until the investor recoups its investment plus a required after-tax rate of return. As part of the transaction, the trust was required to hedge 85% of its estimated gas production through December 31, 2005.

Although the Company is not a party to the financial instrument, under SFAS 133 this transaction is determined to have an embedded derivative financial instrument.

Supplemental Benefit and Deferred Directors Fee Plans—Supplemental benefit and deferred directors fee plans represent the Company's obligation under its executive supplemental retirement plan, the deferred directors fee plan and other supplemental benefit plans.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of the Company's financial instruments (stated in thousands) are summarized as follows:

	Year Ended December 31,			
	2000		1999	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities:				
Debt	$1,033,413	$1,051,580	$1,347,061	$1,297,959
Commodity hedging instruments:				
In a receivable position	17,995	18,561	—	5,365
In a payable position	—	(23,097)	—	(9,552)

Debt—The fair value of the public notes is estimated based on quoted market prices for the same or similar issues. The carrying amount of all other debt approximates fair value because these instruments bear interest at rates tied to current market rates or mature in one year.

Commodity Hedging Instruments—The fair value of the Company's commodity hedging instruments is the estimated amount the Company would receive or pay to settle the applicable commodity hedging instrument at the reporting date, taking into account the difference between market prices or index prices at year-end and the contract price of the commodity hedging instrument. Certain of the Company's commodity hedging instruments, primarily swaps, were off balance sheet transactions as of December 31, 1999 and 2000 and, accordingly, no respective carrying amounts for these instruments were included in the accompanying consolidated balance sheets. As a result of the Company's adoption of SFAS 133 to be made on January 1, 2001, these amounts will be recorded in the Company's consolidated balance sheet subsequent to December 31, 2000.

As of December 31, 2000, the Company had hedged approximately 15,000 Bbl per day of its expected crude oil production through June 30, 2001. Assuming current strip prices, the average price of hedged production is estimated at $21.53 per Bbl. The Company also has put options that place a $25.00 per Bbl average annual floor price on 20,000 Bbl of crude oil per day, a $4.00 per Mcf average annual floor price on 100,000 Mcf of natural gas per day and a $5.00 per Mcf average annual floor price on 100,000 Mcf of natural gas per day during 2001. As discussed in Note 10, a related trust, to which the Company conveyed Section 29 tax credit-bearing properties, is required to hedge 85% of estimated gas production from these properties during 2001. The trust has hedged approximately 14,500 Mcf of gas per day at an average price of $4.77 per Mcf for 2001.

12. SHAREHOLDERS' EQUITY

The following table reflects the activity in shares of the Company's common stock, preferred stock and treasury stock during the three years ended December 31, 2000:

	Year Ended December 31,		
	2000	1999	1998
Common Stock Outstanding:			
Shares at beginning of year	166,979,981	101,753,646	100,109,241
Shares issued in connection with Seagull Merger	—	64,629,732	—
Exercise of common stock options	2,820,008	596,603	1,084,405
Deferred compensation	269,125	—	560,000
Shares at end of year	170,069,114	166,979,981	101,753,646
Preferred Stock Outstanding:			
Shares at beginning of year	50,000	50,000	—
Issuance of preferred stock	—	—	50,000
Shares at end of year	50,000	50,000	50,000
Treasury Stock Outstanding:			
Shares at beginning of year	378,171	—	—
Shares assumed in connection with Seagull Merger	—	472,278	—
Purchase of shares	2,376,395	394,000	—
Contribution of shares to ESOP	—	(488,107)	—
Shares at end of year	2,754,566	378,171	—

Preferred Stock—The Company is authorized to issue 10,000,000 shares of preferred stock, in one or more series. On November 10, 1998, the Company completed a private placement of 50,000 shares of Class C Convertible Preferred Stock for $38 million of oil and gas properties and $12 million cash from one of its institutional investors and an affiliate of such investor. The preferred stock has a 6.5% cumulative dividend payable semi-annually and ranks senior to the Company's common stock with respect to dividend distribution and distribution upon liquidation. Upon liquidation, the holders of the preferred shares are entitled to receive $1,000 per share, plus any accrued and unpaid dividends. The conversion price of the shares is $15.00.

Common Stock Dividends—On December 18, 2000, the Company's Board of Directors declared a dividend of four cents per share on the Company's outstanding common stock, payable on January 19, 2001, to stockholders of record at the close of business on January 5, 2001. Dividends of $6.7 million were charged to retained earnings and were included in accrued liabilities as of December 31, 2000. See Note 8 for discussion of restrictions on payment of cash dividends on common stock.

Treasury Stock—During 2000 the Company purchased approximately 2.4 million shares of its stock for approximately $32 million. In connection with the Seagull Merger, the Company acquired 472,000 shares of treasury stock. In December 1999, the Company purchased 394,000 shares of stock in the open market for $2.8 million and subsequently contributed 488,000 shares of treasury stock to its Employee Stock Ownership Plan.

Preferred Share Purchase Rights—The Company has a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under this Plan, each outstanding share and each share of common stock subsequently issued has attached to it one Right, exercisable at $30.75, subject to certain adjustments. In the event a person or group acquires 10% or more of the outstanding common stock, or in the event

the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase $30.75 worth of shares of common stock of the Company or of the acquiring company, as the case may be, for half of the then-current, per-share market prices.

The Rights, under certain circumstances, are redeemable at the option of OEI's Board of Directors at a price of $0.005 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 10% threshold. If any person or group acquires 10% or more (but less than 50%) of the Company's outstanding common stock, the Board may, at its option, issue common stock in exchange for all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock for each two shares of common stock for which each Right is then exercisable, subject to adjustment. The Rights expire on May 21, 2001, but may be extended by an action of the Board of Directors.

13. BENEFIT PLANS

Stock Option Plans—The Company currently has various stock option plans. The stock options generally become exercisable over a three-year period and expire 10 years after the date of grant. At December 31, 2000, approximately 1.6 million shares of common stock were available for grant. Information relating to stock options is summarized as follows:

	2000		1999		1998	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Balance outstanding—						
Beginning of year	22,515,302	$12.88	12,667,983	$13.42	9,334,600	$12.34
Seagull options assumed at merger date	—	—	5,414,601	$16.16	—	—
Granted	3,085,950	$ 8.09	5,261,000	$ 7.23	7,960,300	$17.80
Exercised	(2,820,008)	$ 8.55	(596,603)	$ 5.64	(1,084,405)	$ 8.07
Forfeited	(3,191,503)	$14.73	(231,679)	$ 8.84	(3,542,512)	$22.05
Balance outstanding—						
End of year	19,589,741	$12.45	22,515,302	$12.88	12,667,983	$13.42
Options exercisable—						
End of year	14,239,266	$14.23	17,559,619	$14.45	8,009,163	$12.77

The weighted average fair value of stock options granted during 2000, 1999 and 1998 was $4.86, $4.28 and $11.42 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model. The model assumed expected volatility of 65%, 65% and 61% and weighted average risk-free interest rates of 6.48%, 5.24% and 4.73% to 5.75%, for grants in 2000, 1999 and 1998, respectively, and an expected dividend yield of 0% and an expected life of five years for each of the three years. Actual value realized, if any, is dependent on the future performance of Ocean common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

Information relating to stock options outstanding at December 31, 2000 is summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2000	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Exercisable at December 31, 2000	Weighted Average Exercise Price Per Share
$ 3.65– 7.30	5,510,559	6.3	$ 6.14	3,318,263	$ 5.70
$ 7.31–10.96	5,911,041	7.1	$ 8.24	3,088,798	$ 8.83
$10.97–14.61	2,009,625	5.1	$12.50	1,842,189	$12.49
$14.62–18.26	1,031,462	5.7	$16.77	862,962	$16.89
$18.27–21.92	1,629,873	5.5	$19.77	1,629,873	$19.77
$21.93–25.57	2,776,631	5.3	$23.44	2,776,631	$23.44
$25.58–36.55	720,550	5.5	$29.95	720,550	$29.95
	19,589,741	5.1	$12.45	14,239,266	$14.23

All outstanding options were issued at an exercise price equal to fair market value or greater of the Company's common stock as of the date of grant. Accordingly, as discussed in Note 2 for the years ended December 31, 2000, 1999 and 1998, no compensation expense relating to these options was recognized in the Company's results of operations. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant dates, the Company's net income (loss) and earnings (loss) per share would have been restated to the pro forma amounts (stated in thousands except per-share data) indicated below:

	Year Ended December 31,		
	2000	1999	1998
Net income (loss):			
As reported	**$213,203**	$(43,838)	$(406,879)
Pro forma	**205,545**	(71,019)	(427,166)
Earnings (loss) per share:			
Basic: As reported	**$ 1.26**	$ (0.31)	$ (4.04)
Pro forma	**$ 1.21**	$ (0.49)	$ (4.43)
Diluted: As reported	**$ 1.22**	$ (0.31)	$ (4.04)
Pro forma	**$ 1.18**	$ (0.49)	$ (4.43)

Under SFAS No. 123, the acceleration of vesting of options due to the Seagull Merger resulted in the recognition of all remaining pro forma unamortized compensation expense relating to those options in the calculation of the 1999 pro forma amounts above.

Deferred Compensation—During 2000 the Company awarded a total of 269,125 shares of common stock as deferred compensation with an average fair market value of $9.31 per share and a three-year vesting period to various Company officers.

In November 1998 the Company awarded a total of 560,000 shares of common stock as deferred compensation with a fair market value of $10.25 per share and a three-year vesting period to six executive officers. Upon the completion of the Seagull Merger, any unvested shares automatically became vested and all restrictions lapsed.

Other Benefit Plans—The Company has various other benefit plans, primarily in the form of profit sharing and thrift plans. Collectively, Company contributions to these plans were approximately $8 million, $6 million and $2 million in 2000, 1999 and 1998, respectively and were included in operating and general and administrative expenses.

14. INCOME TAXES

The income (loss) before income taxes and the components of income tax expense (benefit) for each of the years ended December 31, 2000, 1999 and 1998 (stated in thousands) were as follows:

| | Year Ended December 31, | | |
	2000	1999	1998
Income (loss) before income taxes and extraordinary item:			
Domestic	$159,058	$(67,739)	$(494,687)
Foreign	219,032	46,115	(121,891)
	$378,090	$(21,624)	$(616,578)
Current income tax expense (benefit):			
Federal	$ (685)	$ 21,577	$ 321
Foreign	23,195	20,074	3,512
State	(633)	6,400	(18)
Total current	21,877	48,051	3,815
Deferred income tax expense (benefit):			
Federal	98,105	(38,179)	(198,798)
Foreign	42,364	(2,362)	(13,131)
State	2,541	(7,582)	(1,585)
Total deferred	143,010	(48,123)	(213,514)
Income tax expense (benefit)	$164,887	$ (72)	$(209,699)

In addition, the Company incurred tax expense of $1 million on discontinued operations in 1999 and a $13 million tax benefit on an extraordinary item in 1999.

As of December 31, 2000 and 1999, the Company and its subsidiaries had U.S. federal net operating loss (NOL) carryforwards of approximately $354 million and $81 million, respectively. These loss carryforward amounts will expire during the years 2006 through 2020.

For federal income tax purposes, certain limitations are imposed on an entity's ability to utilize its NOLs in future periods if a change of control, as defined for federal income tax purposes, has taken place. In general terms, the limitation on utilization of NOLs and other tax attributes during any one year is determined by the value of an acquired entity at the date of the change of control multiplied by the then-existing long-term, tax-exempt interest rate. The manner of determining an acquired entity's value has not yet been addressed by the Internal Revenue Service. The Company has determined that, for federal income tax purposes, a change of control has occurred. However, the Company does not believe such limitations will significantly impact the Company's ability to utilize the NOLs.

Income tax expense (benefit) for each of the years ended December 31, 2000, 1999 and 1998 (stated in thousands) was different than the amount computed using the federal statutory rate (35%) for the following reasons:

	Year Ended December 31,		
	2000	1999	1998
Amount computed using the statutory rate	**$132,332**	$(7,568)	$(215,802)
Increase (reduction) in taxes resulting from:			
Net book deductions not available for tax due to differences in book/tax basis	**539**	283	2,337
Tax gain in excess of book gain	**—**	9,045	2,310
Nondeductible merger costs	**—**	—	7,103
State and local income taxes, net of federal effect	**1,240**	(768)	(1,575)
Taxation of foreign operations, net of federal effect	**30,510**	7,309	(10,114)
Accrual to actual adjustments	**—**	(1,816)	1,072
Increase (decrease) in deferred tax asset valuation allowance	**—**	(6,570)	4,476
Other	**266**	13	494
Income tax expense (benefit)	**$164,887**	$ (72)	$(209,699)

The net decrease in the valuation allowance for the year ended December 31, 1999 of approximately $6.6 million included $4.5 million related to the utilization in 1999 of net operating loss carryforwards expiring in 1999 for which a valuation allowance had previously been provided. The remaining change for 1999 is related to management's belief that, due to events occurring in the year of change, it is more likely than not such deferred tax assets, for which a valuation allowance had previously been established, will be realized.

The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2000, 1999 and 1998 (stated in thousands) were as follows:

	Year Ended December 31,		
	2000	1999	1998
Deferred tax expense (benefit) exclusive of the effects of other components listed below	**$143,010**	$(41,553)	$(217,990)
Increase (decrease) in deferred tax asset valuation allowance	**—**	(6,570)	4,476
	$143,010	$(48,123)	$(213,514)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2000 and 1999 (stated in thousands) were as follows:

	Year Ended December 31,	
	2000	1999
Deferred tax assets:		
Excess of tax basis in oil and gas properties over basis for financial reporting purposes	**$ —**	$131,796
Deferred revenue	**25,455**	35,000
Net operating loss carryforwards	**123,897**	28,317
Percentage depletion carryforwards	**2,688**	2,688
Alternative minimum tax credit carryforwards	**4,187**	24,415
Other	**13,997**	17,598
Deferred tax assets	**170,224**	239,814
Less—valuation allowance	**—**	(116)
Net deferred tax assets	**170,224**	239,698
Deferred tax liabilities:		
Property, plant and equipment, due to differences in depreciation, depletion and amortization	**(71,131)**	(3,596)
Deferred tax liabilities	**(71,131)**	(3,596)
Net deferred tax assets	**99,093**	236,102
Less—reclassification to current deferred assets	**(1,034)**	(2,696)
Net non-current deferred tax assets	**$ 98,059**	$233,406

15. RELATED PARTY TRANSACTIONS

During 2000, the Company purchased approximately 750,000 shares of its common stock at fair market value from two members of its Board of Directors for approximately $12 million as part of the Company's stock repurchase plan.

The Company pays an annual consulting fee of $425,000 from June 1, 1999 through May 31, 2002 to a member of the Company's Board of Directors.

Effective January 1, 2000, the Company paid an annual salary of $100,000 to the Vice Chairman of the Board of Directors of the Company. Upon the Vice Chairman's resignation on January 23, 2001, the contract was terminated. In addition, severance benefits of $5.4 million paid to the former Vice Chairman have been included in merger and acquisition costs for the year ended December 31, 1999.

During 1999, the Company paid fees of $4.9 million to Merrill Lynch & Co., Inc. for financial advisory services related to the Seagull Merger. A member of the Company's Board of Directors also serves on the Board of Merrill Lynch & Co., Inc.

Management believes that all transactions with the aforementioned entities are under normal industry terms and conditions.

16. COMMITMENTS AND CONTINGENCIES

Marketing Contract—Approximately 70% of the Company's monthly domestic gas production is being sold at market prices pursuant to a purchase and sale agreement with Duke Energy Trading and Marketing, L.L.C. The agreement is in effect through September 30, 2001.

Transportation Commitments—The Company has entered into various agreements for transportation of specified quantities of natural gas with estimated future minimum transportation expense payments required for years ending December 31, 2001 through 2005 of $6 million, $4 million, $1 million, $1 million and $1 million, respectively.

Lease Commitments—The Company leases certain office space and equipment under operating lease arrangements which require future minimum rental payments of $8 million in each of the years 2001 through 2004, of $2 million in 2005 and total less than $2 million for all subsequent

years. Total rental expense under operating leases was approximately $5 million in 2000 and 1999, respectively, and $4 million in 1998.

During 2000 the Company entered into lease agreements in which the lessors have agreed to fund up to $189 million for the construction of certain offshore platforms that will be completed and installed in 2001 and 2002. Lease payments begin upon completion of construction and annual rental expense will total approximately $3 million. Upon expiration of each lease term, including any renewals, the Company has the option to purchase the leased property for a specified price or to arrange for the sale of the platforms to a third party. Under the sale option, the Company has guaranteed a percentage of the total original cost as the residual fair value of the platforms. The Company intends to arrange for long-term operating leases to replace these leases at the end of the construction periods for the platforms.

Other—The Company is a party to ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition, results of operations and cash flows, if any, will not be material.

17. SUBSEQUENT EVENT

In January 2001, the Company announced that it had signed an agreement to acquire all outstanding shares of stock of Texoil, Inc. at a price of $8.25 per share for common stock and $18.04 per share for Series A convertible preferred stock for a total purchase price of approximately $130 million including assumed bank debt of approximately $15 million plus certain liabilities. The transaction is expected to be completed during the first quarter of 2001. Texoil, Inc. is an independent oil and gas company engaged in the acquisition of oil and gas reserves through a program, which includes purchases of reserves, re-engineering, development and exploration activities in Texas and Louisiana.

18. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

As discussed in Note 6, during 2000 the Company sold its interest in East Bay and during 1999 the Company sold its Canadian subsidiary and portions of its domestic assets in the Arkoma and Gulf of Mexico regions. Also, as a result of the Seagull Merger, the Company acquired additional foreign operations primarily in Egypt, Russia and Indonesia, and increased its domestic and Côte d'Ivorian operations. In the following tables "Other International" information includes primarily Indonesia and Russia at December 31, 2000 and 1999 and Canada at December 31, 1998.

Capitalized Costs Relating to Oil and Gas Producing Activities

(Amounts in Thousands)	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
At December 31, 2000:						
Proved	$ 3,235,958	$ 579,664	$ 179,341	$105,528	$ 67,502	$ 4,167,993
Unproved	370,509	2,653	—	27,741	155,373	556,276
Total capitalized costs	3,606,467	582,317	179,341	133,269	222,875	4,724,269
Accumulated depreciation,						
depletion and amortization	(1,991,236)	(257,360)	(116,326)	(39,692)	(52,178)	(2,456,792)
Net capitalized costs	$ 1,615,231	$ 324,957	$ 63,015	$ 93,577	$170,697	$ 2,267,477
At December 31, 1999:						
Proved	$ 2,841,940	$ 498,747	$ 227,131	$ 85,271	$ 53,199	$ 3,706,288
Unproved	371,265	—	—	26,563	109,369	507,197
Total capitalized costs	3,213,205	498,747	227,131	111,834	162,568	4,213,485
Accumulated depreciation,						
depletion and amortization	(1,707,338)	(203,288)	(112,046)	(18,401)	(20,275)	(2,061,348)
Net capitalized costs	$ 1,505,867	$ 295,459	$ 115,085	$ 93,433	$142,293	$ 2,152,137

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

(Amounts in Thousands)	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
Year ended December 31, 2000:						
Acquisition costs:						
Proved	$ 6,276	$ —	$ —	$ (727)	$ —	$ 5,549
Unproved	46,915	7,860	—	2,044	5,531	62,350
Exploration costs	148,703	5,595	1,510	6,132	40,920	202,860
Development costs	191,318	68,179	14,695	13,985	12,070	300,247
Total costs incurred	$ 393,212	$ 81,634	$16,205	$ 21,434	$58,521	$ 571,006
Year ended December 31, 1999:						
Acquisition costs:						
Proved	$ 751,266	$ —	$15,660	$ 82,673	$50,717	$ 900,316
Unproved	116,319	181	—	25,855	9,900	152,255
Exploration costs	91,207	16,886	4,056	1,063	34,821	148,033
Development costs	52,321	97,873	2,591	3,717	3,329	159,831
Total costs incurred	$1,011,113	$114,940	$22,307	$113,308	$98,767	$1,360,435
Year ended December 31, 1998:						
Acquisition costs:						
Proved	$ 59,534	$ —	$ —	$ —	$ 5,197	$ 64,731
Unproved	46,417	—	—	—	45,799	92,216
Exploration costs	261,991	53,451	43,745	—	36,640	395,827
Development costs	232,585	121,213	29,446[1]	—	12,107	395,351
Total costs incurred	$ 600,527	$174,664	$73,191	$ —	$99,743	$ 948,125

(1) Amounts do not include $4,125 incurred on the LPG Plant in Côte d'Ivoire in 1998.

Of the $512 million of net unproved property costs (primarily seismic and lease acquisition costs) at December 31, 2000, being excluded from the amortizable base, $139 million was incurred in 2000, $109 million was incurred in 1999, $146 million was incurred in 1998 and $118 million was incurred in prior years. The majority of the costs will be evaluated over a five-year period.

Results of Operations for Oil and Gas Producing Activities

(Amounts in Thousands)	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
Year Ended December 31, 2000:						
Revenues	$711,012	$193,840	$47,729	$77,563	$ 43,410	$1,073,554
Operating expenses[1]	185,909	20,795	10,775	16,571	22,832	256,882
DD&A[2]	198,669	55,192	17,753	21,352	12,010	304,976
Impairment of oil and gas properties	—	—	—	—	20,066	20,066
Income tax expense[3]	122,413	61,799	9,616	14,913	3,167	211,908
Results of activities	$204,021	$ 56,054	$ 9,585	$24,727	$(14,665)	$ 279,722
Year Ended December 31, 1999:						
Revenues	$ 489,612	$131,153	$ 50,799	$58,910	$ 27,091	$ 757,565
Operating expenses[1]	183,300	22,138	11,390	10,690	11,510	239,028
DD&A[2]	212,089	48,262	20,582	19,189	9,577	309,699
Impairment of oil and gas properties	—	—	—	—	46,403	46,403
Income tax expense (benefit)[3]	34,391	23,956	6,494	10,389	(12,032)	63,198
Results of activities	$ 59,832	$ 36,797	$ 12,333	$18,642	$ (28,367)	$ 99,237
Year Ended December 31, 1998:						
Revenues	$ 416,022	$ 74,220	$ 26,397	$ —	$ 19,232	$ 535,871
Operating expenses[1]	170,876	13,010	7,837	—	7,074	198,797
DD&A[2]	219,189	49,980	11,775	—	7,220	288,164
Impairment of oil and gas properties	435,768	60,424	43,723	—	—	539,915
Income tax expense (benefit)[3]	(155,728)	(18,694)	(14,036)	—	1,876	(186,582)
Results of activities	$(254,083)	$ (30,500)	$(22,902)	$ —	$ 3,062	$ (304,423)

(1) Operating expenses represent costs incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, labor, materials, supplies, property taxes, insurance, severance taxes, transportation expense and all overhead expenses directly related to oil and gas producing activities.

(2) DD&A represents depreciation, depletion and amortization.

(3) Income tax expense (benefit) is calculated by applying the statutory tax rate to operating profit, then adjusting for any applicable permanent tax differences or tax credits and allowances.

Reserve Quantity Information

	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
Proved Reserves (MBOE):						
January 1, 2000	**282,483**	**48,223**	**36,529**	**20,722**	**27,040**	**414,997**
Revisions of previous estimates	(2,153)	48,008	(3,653)	(1,371)	4,073	44,904
Extensions and discoveries	74,353	9,195	—	23	3,674	87,245
Purchases of reserves in place	1,193	—	—	—	—	1,193
Sales of reserves in place	(38,666)	—	—	—	—	(38,666)
Production	(32,762)	(8,344)	(2,834)	(3,264)	(2,348)	(49,552)
December 31, 2000	**284,448**	**97,082**	**30,042**	**16,110**	**32,439**	**460,121**
January 1, 1999	194,106	41,048	34,394	—	22,401	291,949
Revisions of previous estimates	7,696	14,498	1,036	(33)	2,469	25,666
Extensions and discoveries	39,131	—	—	271	3,638	43,040
Purchases of reserves in place	141,850	—	4,705	25,700	24,481	196,736
Sales of reserves in place	(63,901)	—	—	(2,173)	(23,639)	(89,713)
Production	(36,399)	(7,323)	(3,606)	(3,043)	(2,310)	(52,681)
December 31, 1999	282,483	48,223	36,529	20,722	27,040	414,997
January 1, 1998	182,912	40,014	27,972	—	19,693	270,591
Revisions of previous estimates	(4,960)	(1,659)	3,945	—	750	(1,924)
Extensions and discoveries	35,579	9,230	467	—	2,775	48,051
Purchases of reserves in place	12,138	—	4,395	—	1,578	18,111
Sales of reserves in place	(345)	—	—	—	(256)	(601)
Production	(31,218)	(6,537)	(2,385)	—	(2,139)	(42,279)
December 31, 1998	194,106	41,048	34,394	—	22,401	291,949
Proved Developed Reserves (MBOE):						
December 31, 2000	**185,673**	**22,302**	**11,104**	**7,672**	**21,210**	**247,961**
December 31, 1999	225,773	18,381	13,382	11,003	18,285	286,824
December 31, 1998	143,603	10,620	10,566	—	21,467	186,256
Proved Developed Oil Reserves (Mbbl):						
December 31, 2000	**43,477**	**22,302**	**2,750**	**7,572**	**14,962**	**91,063**
December 31, 1999	74,445	18,381	2,836	10,809	11,929	118,400
December 31, 1998	64,183	10,620	2,251	—	3,900	80,954
Proved Developed Gas Reserves (MMcf):						
December 31, 2000	**853,176**	**—**	**50,121**	**608**	**37,487**	**941,392**
December 31, 1999	907,968	—	63,273	1,167	38,134	1,010,542
December 31, 1998	476,522	—	49,891	—	105,401	631,814

The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in economic conditions.

Reserve Quantity Information

	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
Proved Oil Reserves (Mbbl):						
January 1, 2000	**89,808**	**48,223**	**7,039**	**20,492**	**18,237**	**183,799**
Revisions of previous estimates	(330)	48,008	(1,392)	(1,279)	3,520	48,527
Extension and discoveries	27,546	9,195	—	23	3,674	40,438
Purchases of reserves in place	406	—	—	—	—	406
Sales of reserves in place	(26,774)	—	—	—	—	(26,774)
Production	(9,974)	(8,344)	(1,409)	(3,228)	(1,796)	(24,751)
December 31, 2000	**80,682**	**97,082**	**4,238**	**16,008**	**23,635**	**221,645**
January 1, 1999	82,936	41,048	6,437	—	3,900	134,321
Revisions of previous estimates	10,234	14,498	1,358	33	2,276	28,399
Extension and discoveries	7,682	—	—	271	3,638	11,591
Purchases of reserves in place	14,717	—	1,009	25,360	14,262	55,348
Sales of reserves in place	(12,229)	—	—	(2,173)	(4,473)	(18,875)
Production	(13,532)	(7,323)	(1,765)	(2,999)	(1,366)	(26,985)
December 31, 1999	89,808	48,223	7,039	20,492	18,237	183,799
January 1, 1998	88,948	40,014	5,257	—	3,383	137,602
Revisions of previous estimates	(11,818)	(1,659)	902	—	397	(12,178)
Extension and discoveries	14,515	9,230	373	—	230	24,348
Purchases of reserves in place	6,256	—	986	—	360	7,602
Sales of reserves in place	(305)	—	—	—	(20)	(325)
Production	(14,660)	(6,537)	(1,081)	—	(450)	(22,728)
December 31, 1998	82,936	41,048	6,437	—	3,900	134,321
Proved Gas Reserves (MMcf):						
January 1, 2000	**1,156,049**	**—**	**176,943**	**1,375**	**52,820**	**1,387,187**
Revisions of previous estimates	(10,935)	—	(13,566)	(549)	3,312	(21,738)
Extension and discoveries	280,840	—	—	—	—	280,840
Purchases of reserves in place	4,723	—	—	—	—	4,723
Sales of reserves in place	(71,353)	—	—	—	—	(71,353)
Production	(136,722)	—	(8,552)	(217)	(3,312)	(148,803)
December 31, 2000	**1,222,602**	**—**	**154,825**	**609**	**52,820**	**1,430,856**
January 1, 1999	667,019	—	167,743	—	111,004	945,766
Revisions of previous estimates	(15,236)	—	(1,927)	(400)	1,171	(16,392)
Extension and discoveries	188,693	—	—	—	—	188,693
Purchases of reserves in place	762,799	—	22,177	2,039	61,311	848,326
Sales of reserves in place	(310,031)	—	—	—	(115,000)	(425,031)
Production	(137,195)	—	(11,050)	(264)	(5,666)	(154,175)
December 31, 1999	1,156,049	—	176,943	1,375	52,820	1,387,187
January 1, 1998	563,783	—	136,290	—	97,862	797,935
Revisions of previous estimates	41,146	—	18,256	—	2,121	61,523
Extension and discoveries	126,388	—	566	—	15,262	142,216
Purchases of reserves in place	35,291	—	20,455	—	7,308	63,054
Sales of reserves in place	(243)	—	—	—	(1,414)	(1,657)
Production	(99,346)	—	(7,824)	—	(10,135)	(117,305)
December 31, 1998	667,019	—	167,743	—	111,004	945,766

The Company's standardized measure of discounted future net cash flows as of December 31, 2000 and 1999 and changes therein for each of the years 2000, 1999 and 1998 are provided based on the present value of future net revenues from proved oil and gas reserves estimated by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission. These estimates were computed by applying appropriate year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing operating conditions. Year-end 2000 and 1999 calculations were made using prices of $22.97 per Bbl and $23.33 per Bbl, respectively, for oil and $8.81 per Mcf and

$2.04 per Mcf, respectively, for gas. Using prices of $25.00 per Bbl for oil and $4.00 per Mcf for gas, discounted future net cash flows before income taxes would be $4 billion.

Because the disclosure requirements are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The following estimates should not be viewed as an estimate of fair market value. Income taxes are computed by applying the statutory income tax rate in the jurisdiction to the net cash inflows relating to proved oil and gas reserves less the tax bases of the properties involved and giving effect to appropriate net operating loss carryforwards, tax credits and allowances relating to such properties.

Standardized Measure of Discounted Future Net Cash Flows

(Amounts in Thousands)	Domestic	Equatorial Guinea	Côte d'Ivoire	Egypt	Other International	Total
December 31, 2000:						
Future cash inflows	$13,982,861	$2,235,805	$ 517,314	$377,839	$ 580,997	$17,694,816
Future development costs	(485,669)	(314,856)	(88,594)	(47,251)	(32,509)	(968,879)
Future production costs	(1,884,571)	(182,127)	(107,897)	(65,870)	(204,873)	(2,445,338)
Future net cash flows before income taxes	11,612,621	1,738,822	320,823	264,718	343,615	14,280,599
10% annual discount	(4,736,565)	(655,452)	(162,360)	(68,098)	(169,756)	(5,792,231)
Discounted future net cash flows before income taxes	6,876,056	1,083,370	158,463	196,620	173,859	8,488,368
Discounted income taxes	(2,045,909)	(285,118)	(126,409)	(91,183)	(92,756)	(2,641,375)
Standardized measure of discounted future net cash flows	$ 4,830,147	$ 798,252	$ 32,054	$105,437	$ 81,103	$ 5,846,993
December 31, 1999:						
Future cash inflows	$ 4,381,919	$ 1,154,462	$ 661,231	$482,108	$ 491,695	$ 7,171,415
Future development costs	(569,875)	(206,963)	(117,069)	(31,711)	(16,724)	(942,342)
Future production costs	(1,285,846)	(110,286)	(134,778)	(80,438)	(164,770)	(1,776,118)
Future net cash flows before income taxes	2,526,198	837,213	409,384	369,959	310,201	4,452,955
10% annual discount	(897,360)	(193,135)	(171,272)	(98,504)	(140,831)	(1,501,102)
Discounted future net cash flows before income taxes	1,628,838	644,078	238,112	271,455	169,370	2,951,853
Discounted income taxes	(119,771)	(126,548)	(98,239)	(95,762)	(96,115)	(536,435)
Standardized measure of discounted future net cash flows	$ 1,509,067	$ 517,530	$ 139,873	$175,693	$ 73,255	$ 2,415,418

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows

(Amounts in Thousands)	Year Ended December 31,		
	2000	1999	1998
Beginning of Year	**$ 2,415,418**	$ 903,823	$1,220,407
Revisions of previous quantity estimates less related costs	**568,080**	312,017	(19,572)
Extensions and discoveries less related costs	**1,960,883**	200,617	126,854
Purchases of reserves in place	**5,549**	900,316	47,290
Sales of reserves in place	**(86,043)**	(417,231)	(377)
Net changes in future prices and production costs	**3,775,961**	1,191,165	(507,478)
Future development costs incurred during the period	**300,247**	159,831	236,170
Sales of oil and gas produced, net of production costs	**(816,672)**	(518,537)	(333,978)
Accretion of discount	**295,185**	91,708	133,906
Net changes in income taxes	**(2,104,939)**	(523,177)	111,025
Changes in estimated future development costs, production, timing and other	**(466,676)**	114,886	(110,424)
	3,431,575	1,511,595	(316,584)
End of Year	**$ 5,846,993**	$2,415,418	$ 903,823